# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nvni Group Limited, CIK 0001965143
CUSIP: G50716102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0001994208
Persons authorized to receive notices and communications: Pierre Schurmann, c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001, 55 11 5642-3370

## Reporting persons
- Pierre Schurmann (CIK 0001994208): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); source of funds: personal funds (PF); sole voting power 13,216,737; shared voting power 0; sole dispositive power 13,216,737; shared dispositive power 0; aggregate amount beneficially owned 13,216,737 (14.3255% of the class)
  Comment: 1. 1,010,326 shares of Nvni Group Limited's (the "Issuer") ordinary shares, par value
  $0.00001 per share ("Ordinary Shares") are held directly by Labsyl Ltd., a British Virgin Islands limited liability company ("Labsyl"). Pursuant to the Labsyl Power of Attorney (described in Item 6 below), Pierre Schurmann (the "Reporting Person") is the sole power-of-attorney with sole voting power with respect to such shares.
  
  2. 183,181 Ordinary Shares are held directly by Coppi International Ltd., a British Virgin Islands limited liability company ("Coppi"). Pursuant to the Coppi Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.
  
  3. 145,486 Ordinary Shares are held directly by Rodrigo Natale. Pursuant to the Natale Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of- attorney with sole voting power with respect to such shares.
  
  4. 13,136,737 Ordinary Shares are held directly by Heru Investment Holdings Ltd., a British Virgin Islands limited liability company ("Heru"), Heru is controlled indirectly by Pierre Schurmann, the Reporting Person.
  
  5. The percentage set forth in row (13) is based on the Issuer's 92,260,000 Ordinary Shares outstanding on May 20, 2025, based on the 34,553,071 Ordinary Shares outstanding as disclosed in the Issuer's Annual Company Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on April 30, 2025, the additional 662,941 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on January 11, 2024, the additional 226,470 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on February 20, 2024, the 3,680,982 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on December 31, 2024

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nvni Group Limited
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001

## Item 2. Identity and Background
Name of person filing: Pierre Schurmann
Residence or business address: P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chair of the board of directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Brazilian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 15, 2025, Pierre Schurmann, the Chief Executive Officer of the Issuer, acquired 80,000 shares of the Issuer's Ordinary Shares, par value $0.00001 per share, at a purchase price of $0.44 per share. The total purchase price was funded using the personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person intends to acquire 80,000 shares of the Issuer in order to increase his voting power.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting person beneficially owns 13,216,737 shares of Ordinary Shares of the Issuer, which represents 14.3255% of the Issuer's Ordinary Shares, based on 92,260,000 outstanding Ordinary Shares as of May 20, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns 13,216,737 shares of the Issuer's Ordinary Shares and exercises voting and dispositive control over such Ordinary Shares.
Transactions in the class effected during the past sixty days: On May 15, 2025, Pierre Schurmann, the Chief Executive Officer of the Issuer, acquired 80,000 shares of the Issuer's Ordinary Shares, par value $0.00001 per share, at a purchase price of $0.44 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

## Signatures
- Pierre Schurmann: /s/ Pierre Schurmann, Pierre Schurmann, Chief Executive Officer and Chair of the Board (05/20/2025)